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                             December 15, 2021

       Jeffry M. Householder
       President & Chief Executive Officer
       Chesapeake Utilities Corporation
       909 Silver Lake Boulevard
       Dover, DE 19904

                                                        Re: Chesapeake
Utilities Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-11590

       Dear Mr. Householder:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis, page 25

   1. We note that you describe gross margin as a non-GAAP measure in the second-to-last paragraph on page 25
and in the Glossary following the Table of Contents, and that you indicate it is based on
an incomplete cost of sales measure, excluding depreciation, depletion and
amortization. We see that you present such measures of gross margin and cost of sales in the
tabulations for the Regulated Energy and Unregulated Energy segment results on pages 33 and
35, and reference these measures in various analyses pertaining to your results of
operations in MD&A, also in conjunction with your interim reporting, earnings releases, and
various presentations on your website.

                                                        However, as gross
margin is generally regarded as a GAAP term, and is defined in the
                                                        FASB Master Glossary as
the excess of sales over cost of goods sold, we believe that you should revise your
filings to distinguish the non-GAAP gross margin measures that you
 Jeffry M. Householder
Chesapeake Utilities Corporation
December 15, 2021
Page 2
         have presented from measures of gross margin that are calculated in accordance with
         GAAP. Specifically, you should (i) recalculate gross margin to reflect all costs of sales as would be reported in accordance with GAAP and present this measure with equal or greater prominence in comparison to the non-GAAP measure, (ii) choose an alternate label for your non-GAAP measure, and (iii) provide a reconciliation between gross margin in accordance with GAAP and your non-GAAP measure. You may refer to
Item
         10(e)(1)(i)(A), Item 10(e)(1)(ii)(E), and Item 10(e)(1)(i)(B) of
Regulation S-K if you
         require further clarification or guidance. Similar requirements are applicable to your
         earnings releases and presentations pursuant to   244.100(a) of
Regulation G.

         Please ensure that costs utilized in calculating gross margin reflect all amounts that are attributable to costs of sales in accordance with GAAP. For example, it appears that a complete cost of sales measure would include some costs that you are reporting within operations and maintenance expenses based on your description on page
60. If you retain
         the cost of sales terminology as presently utilized in MD&A and the Statements of
         Income, please include parenthetical notations to identify the items that are attributable to but excluded from costs of sales, consistent with the guidance in SAB Topic 11:B;
         the excluded amounts should be readily apparent, either quantified in the parenthetical or reported separately from other costs that are not attributable to cost of sales.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Klinko at (202) 551-3824 or Lily Dang at (202) 551-3867 with any questions.



FirstName LastNameJeffry M. Householder                         Sincerely,
Comapany NameChesapeake Utilities Corporation
                                                                Division of
Corporation Finance
December 15, 2021 Page 2                                        Office of
Energy & Transportation
FirstName LastName